SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. _______)*

COMSYS IT Partners, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92330P10

(CUSIP Number)

Jay Young, Esq.

Legal Division NC0630

Wachovia Corporation

One Wachovia Center

301 South College Street

30th Floor

Charlotte, North Carolina 28288-0630

(704) 715-2490

With a copy to:

T. Richard Giovannelli, Esq.

Kennedy Covington Lobdell & Hickman, L.L.P.

Hearst Tower, 47th Floor

Charlotte, North Carolina 28202

(704) 331-7484

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

;Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WACHOVIA INVESTORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ;(a) [ ] (b) [X][1]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e);[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,310,395
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,310,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,310,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*;;;;;;;; [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14	TYPE OF REPORTING PERSON* CO

1. Pursuant to the Voting Agreement (as described in Item 6), Wachovia Investors may be considered a member of a "group" for purposes of this Schedule 13D. Wachovia Investors expressly disclaims beneficial ownership of the 2,729,276 shares of Common Stock (as defined herein) beneficially owned by the Other Stockholder Parties (as defined herein) to the Voting Agreement.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WACHOVIA CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ;(a) [ ] (b) [X][1]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e);[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,310,395
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,310,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,310,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*;;;;;;;; [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14	TYPE OF REPORTING PERSON* HC

1. Pursuant to the Voting Agreement (as described in Item 6), Wachovia Corporation may be considered a member of a "group" for purposes of this Schedule 13D. Wachovia Corporation expressly disclaims beneficial ownership of the 2,729,276 shares of Common Stock (as defined herein) beneficially owned by the Other Stockholder Parties (as defined herein) to the Voting Agreement.

Item 1.;;Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of COMSYS IT Partners, Inc., a Delaware corporation formerly known as Venturi Partners, Inc. (the "Company"), with its principal executive office located at 4400 Post Oak Parkway, Suite 1800, Houston, Texas 77027.

Item 2.;;Identity and Background.

;This Statement is being jointly filed pursuant to Rule 13d-1(a) and 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Wachovia Investors, Inc., a North Carolina corporation ("Wachovia Investors"), by virtue of its direct beneficial ownership of Common Stock and (ii) Wachovia Corporation, a North Carolina corporation ("Wachovia Corporation"), in its capacity as the sole parent company of Wachovia Investors (together with Wachovia Investors, the "Reporting Person's").

;The principal business of Wachovia Investors is making equity, debt and mezzanine investments. Wachovia Corporation is engaged principally in the business of banking. The address of the principal business and principal office of the Reporting Person's is 301 South College Street, 12th Floor, Charlotte, North Carolina 28288.

;Information concerning each executive officer, director and controlling person of Wachovia Investors and Wachovia Corporation is listed on Schedules A and B attached hereto, respectively (the "Listed Person's"), and is incorporated by reference herein. All of the Listed Person's are citizens of the United States.

;During the last five years, none of the Reporting Person's, and to the best knowledge of the Reporting Persons, none of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

;During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. ;Source and Amount of Funds or Other Consideration.

;On September 30, 2004, pursuant to an agreement and plan of merger, as amended (the "Merger Agreement"), among the Company, Venturi Technology Partners, LLC, a North Carolina limited liability company and indirect, wholly-owned subsidiary of the Company, VTP, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"), COMSYS Holding, Inc., a Delaware corporation ("Comsys Holding"), COMSYS Information Technology Services, Inc., a Delaware corporation and wholly-owned subsidiary of Comsys Holding ("Comsys ITS"), and each of stockholders of Comsys Holding, including Wachovia Investors, named in the Merger Agreement, Merger Sub merged with and into Comsys Holding with Comsys Holding surviving the merger (the "Merger"). Pursuant to the Merger Agreement, each share of Comsys Holding common stock outstanding immediately prior to the Merger was converted into the right to receive .00001 shares of Common Stock and each share of Comsys Holding Class C preferred stock outstanding immediately prior to the Merger was converted into the right to receive 117.41923 shares of Common Stock (subject to certain adjustments as more fully described in the Merger Agreement).

;Pursuant to the Merger, the Reporting Persons acquired beneficial ownership of (i) 696 shares of Common Stock in exchange for 6,995,447 shares of Comsys Holding Common Stock and (ii) 7,309,699 shares of Common Stock in exchange for 62,500,000 shares of Comsys Holding Class C preferred stock, for a total of 7,310,395 shares of Common Stock. Of such amount, 146,296 shares of Common Stock are subject to escrow pursuant to the Merger Agreement and a related escrow agreement.

;The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibits 99.2 and 99.3 and incorporated herein by reference.

Item 4. ;Purpose of Transaction.

;Wachovia Investors acquired the Common Stock for investment purposes. In connection with the Reporting Persons' ongoing evaluation of this investment and upon future developments (including, the performance of the Common Stock in the market, alternative uses of funds and general stock market and economic conditions), and subject to any applicable limitations described in Item 6, the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such persons.

;The information set forth under Items 3 and 6 is hereby incorporated by reference herein.

;Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Listed Persons, have formulated any plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (e) any material change in the Company's business or corporate structure, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

;The Reporting Persons intend to conduct ongoing evaluations of their investment and may, based on any such evaluation, determine at a future date to change their current position with respect to any of the actions enumerated above.

Item 5. ;Interest in Securities of the Issuer.

(a);Wachovia Investors beneficially owns an aggregate of 7,310,395 shares, or approximately 47.3%, of the Common Stock. Wachovia Corporation, in its capacity as the sole parent company of Wachovia Investors, may be deemed to beneficially own an aggregate of 7,310,395 shares, or approximately 47.3%, of the Common Stock. To the best knowledge of the Reporting Persons, none of the Listed Persons is the beneficial owner of any shares of the Common Stock.

;By virtue of the Voting Agreement (as described in Item 6) the Reporting Persons and the Other Stockholder Parties (as described in Item 6) may be considered members of a "group," within the meaning of Rule 13d-5(b)(1) of the Exchange Act (the "13D Group"). Pursuant to the Voting Agreement, (i) JPM Institutional represented that it beneficially owns 232,997 shares of the Common Stock; (ii) JPM Private represented that it beneficially owns 60,846 shares of the Common Stock; (iii) 522 Fifth Avenue represented that it beneficially owns 0 shares of the Common Stock; (iv) Old Trafford represented that it beneficially owns 329,999 shares of the Common Stock; (v) GTCR Fund VI represented that it beneficially owns 31,944 shares of the Common Stock; (vi) GTCR VI Executive represented that it beneficially owns 222 shares of Common Stock; (vii) GTCR Associates represented that it beneficially owns 70 shares of the Common Stock; (viii) Inland Partners represented that it beneficially owns 692,167 shares of the Common Stock; (ix) Links Partners represented that it beneficially owns 692,167 shares of the Common Stock; and (x) Michael T. Willis represented that he beneficially owns 688,864 shares of the Common Stock. Each member of the 13D Group, including Wachovia Investors and Wachovia Corporation, may be deemed to beneficially own in the aggregate 10,039,671 shares, or approximately 64.9%, of the issued and outstanding Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Other Stockholder Parties.

;The foregoing calculations of percentage ownership are based on 15,462,255 shares of Common Stock outstanding, which reflects 6,089,938 shares of Common Stock reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 27, 2004 and 9,372,317 shares of Common Stock that, according to correspondence with the Company, were issued in connection with the Merger.

(b);Wachovia Investors has shared power to vote and shared power to dispose of 7,310,395 shares of the Common Stock. Wachovia Corporation, in its capacity as sole parent company of Wachovia Investors, may be deemed to have shared power to vote and shared power to dispose of 7,310,395 shares of the Common Stock. By virtue of the Voting Agreement, however, each member of the 13D Group, including Wachovia Investors and Wachovia Corporation, may be deemed to have shared power to vote 10,039,671 shares of the Common Stock.

(c);Except as described in Items 4 and 6 hereto, none of the Reporting Persons and, to the best of each Reporting Persons knowledge, none of the Listed Persons has effected a transaction in shares of Common Stock during the past 60 days.;

;

(d);Except as described herein, the Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.

;

(e);Not applicable.

Item 6. ;Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Voting Agreement.

;In connection with the Merger, Wachovia Investors entered into a voting agreement, dated September 30, 2004 (the "Voting Agreement"), with the Company and the following stockholders of the Company: (i) J.P. Morgan Direct Corporate Finance Institutional Investors LLC ("JPM Institutional"); (ii) J.P. Morgan Direct Corporate Finance Private Investors LLC ("JPM Private"); (iii) 522 Fifth Avenue Fund, L.P. ("522 Fifth Avenue"); (iv) Old Trafford Investment Pte Ltd. ("Old Trafford"); (v) GTCR Fund VI, L.P. ("GTCR Fund VI"); (vi) GTCR VI Executive Fund, L.P. ("GTCR VI Executive"); (vii) GTCR Associates VI ("GTCR Associates"); (viii) Inland Partners, L.P. ("Inland Partners"); (ix) Links Partners, L.P. ("Links Partners"); and (x) Michael T. Willis (collectively, the "Other Stockholder Parties").

;Pursuant to the Voting Agreement, Wachovia Investors and the Other Stockholder Parties are required, during the three-years after the merger, to vote all of their respective shares of Common Stock, and to take all other actions within their control, to cause the composition of the Board of Directors of the Company to be as set forth in Article Fifth of the Company's Certificate of Incorporation, Section 3.2 of the Bylaws and Article III of the Voting Agreement. Pursuant to the Voting Agreement, Certificate of Incorporation and Bylaws, Wachovia Investors will have the right to designate four of the Company's nine nominees for election to the Board of Directors, or more depending on the size of the Company's Board, during the three-year period following the merger. In addition, the Company has agreed to nominate Michael T. Willis to serve as a Director during that three-year period, so long as he remains the Chief Executive Officer of the Company. After the expiration of the three-year period, the stockholders that are parties to the Voting Agreement and that owned more than 10% of the outstanding Common Stock at the effective time of the Merger will have the right to designate (i) one nominee for election to the Board of Directors if they then own between 10% and 20% of the outstanding Common Stock (ii) two nominees if they then own between 20% and 30% of the outstanding Common Stock and (iii) three nominees if they own 30% or more of the outstanding Common Stock.

;The foregoing description of the Voting Agreement, Certificate of Incorporation and Bylaws is not intended to be complete and is qualified in its entirety by reference to the full text of such documents, which are attached hereto as Exhibits 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.

Option Agreement.

;In connection with the Merger, Wachovia Investors entered into an option agreement, dated July 19, 2004 (the "Option Agreement"), with GTCR Fund VI, JPM Institutional, JPM Private and Old Trafford (collectively, the "Option Holders"). Pursuant to the Option Agreement, Wachovia Investors granted the Option Holders the right purchase a minimum of 1,618,351 shares (and a maximum of 1,651,398 shares depending on the release of Common Stock held in escrow pursuant to the Merger) of the Common Stock (the "Option") from Wachovia Investors for a price of $13.90 per share. Pursuant to the Option Agreement, GTCR Fund VI has the right to purchase a minimum of 71,207 shares of Common Stock from Wachovia Investors; JPM Institutional has the right to purchase a minimum of 581,307 shares of Common Stock from Wachovia Investors; JPM Private has the right to purchase a minimum of 151,806 shares of Common Stock from Wachovia Investors and Old Trafford has the right to purchase a minimum of 814,031 shares of Common Stock from Wachovia Investors. Under certain circumstances, Wachovia Investors has the right to sell certain shares of Common Stock that are subject to the Option to a third party buyer; provided, that Wachovia Investors pays to the Option Holders an amount equal the net proceeds from such sale minus the amount that the Option Holders would have been required to pay to Wachovia Investors upon an exercise of such shares.

;The Option is exercisable as of September 30, 2004, subject to certain conditions and restrictions and so long as it is in-the-money. The Option is exercisable as of December 20, 2004, subject to certain conditions and restrictions regardless of whether it is in-the-money. The Option expires with respect to certain shares of Common Stock on the earlier of December 31, 2007 or the occurrence after December 29, 2004 of certain ownership or fundamental changes in the Company. The Option expires with respect to other shares of Common Stock on the earlier of December 31, 2008 or the occurrence after December 29, 2004 of certain ownership or fundamental changes in the Company.

;The foregoing description of the Option Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Option Agreement, which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

Registration Rights Agreement.

;In connection with the Merger, Wachovia Investors entered into a registration rights agreement, dated as of September 30, 2004 (the "Registration Rights Agreement"), with the Company and certain other investors. The Registration Rights Agreement obligates the Company to use its commercially reasonable efforts to file a "shelf" registration statement within 60 days after the Merger. This shelf registration would generally permit delayed or continuous offerings by Wachovia Investors of all of the Common Stock that it received in the Merger. The Company's obligation to keep the shelf registration effective would terminate after two years. Wachovia Investors and the other investors who are parties to the Registration Rights Agreement are entitled to an unlimited number of additional shelf registrations. Pursuant to the Registration Rights Agreement, Wachovia Investors and any of its permitted transferees are entitled to three demand registrations and unlimited "piggy-back" registration rights, which permit Wachovia Investors to participate in any registration of the Company's equity securities (other than exchange offers on Form S-4 or registrations on Form S-8 or any successor form thereto).

;The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 99.8 and incorporated herein by reference.

Pledge Arrangements.

;In connection with the Merger, COMSYS ITS assigned its interest in a promissory note, dated April 5, 2003 (the "Promissory Note"), made by Michael T. Willis in favor of COMSYS ITS in the principal amount of $1,000,000 to Wachovia Investors. The Promissory Note is secured pursuant to a pledge agreement between Mr. Willis and COMSYS ITS, which pledge agreement has also been assigned to Wachovia Investors. As the assignee of this note and pledge arrangement, Wachovia Investors holds a security interest in the 688,864 shares of Common Stock beneficially owned by Mr. Willis. Unless and until there is a default on the Promissory Note, Mr. Willis will retain all voting rights with respect to the pledged shares of Common Stock and shall be entitled to receive all cash dividends with respect to the pledged shares of Common Stock.

Item 7.;;Material to Be Filed as Exhibits
Exhibit	Name
99.1	Joint Filing Agreement, dated as of October 11, 2004 by and among the Reporting Persons	Filed herewith
99.2

Amendment No. 1 to Agreement and Plan of Merger, dated July 19, 2004, among Comsys Holding, COMSYS Information Technology Services, Inc., each of the stockholders of Comsys Holding party thereto, COMSYS IT Partners, Inc., Venturi Technology Partners, LLC and VTP, Inc.

Incorporated by reference from the Form 8-K filed by COMSYS IT Partners, Inc. on September 10, 2004 (File No. 001-13956)
99.3

Agreement and Plan of Merger, dated July 19, 2004, among Comsys Holding, COMSYS Information Technology Services, Inc., each of the stockholders of Comsys Holding party thereto, COMSYS IT Partners, Inc., Venturi Technology Partners, LLC and VTP, Inc.

Incorporated by reference from Annex A to the definitive proxy statement on Schedule 14A file by COMSYS IT Partners, Inc. on September 7, 2004 (File No. 001-13956)
99.4	Voting Agreement, dated September 30, 2004, among COMSYS IT Partners, Inc., Wachovia Investors and certain stockholders party thereto	Incorporated by reference from the Form 8-K filed by COMSYS IT Partners, Inc. on October 4, 2004 (File No. 001-13956)
99.5	Amended and Restated Certificate of Incorporation of COMSYS IT Partners, Inc. (formerly Venturi Partners, Inc.)	Incorporated by reference from the Form 8-K filed by COMSYS IT Partners, Inc. on October 4, 2004 (File No. 001-13956)
99.6	Amended and Restated Bylaws of COMSYS IT Partners, Inc. (formerly Venturi Partners, Inc.)	Incorporated by reference from the Form 8-K filed by COMSYS IT Partners, Inc. on October 4, 2004 (File No. 001-13956)
99.7	Option Agreement, dated July 19, 2004, among Wachovia Investors, GTCR Fund VI, JPM Institutional, JPM Private and Old Trafford	Filed herewith
99.8	Registration Rights Agreement, dated September 30, 2004, among COMSYS IT Partners, Inc., Wachovia Investors and certain other investors party thereto	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2004

WACHOVIA INVESTORS, INC.

By: ;

Name:

Title:

WACHOVIA CORPORATION

By: ;

Name:

Title:

SCHEDULE A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS

OF

WACHOVIA INVESTORS
Name, Title	Business or Residence Address	Present Principal Occupation or Employment, Name of Principal Employer, Business of Principal Employer, Address of Principal Employer
Wachovia Corporation - Parent	301 South College Street Charlotte, NC 28288
Scott B. Perper, Member of Board of Directors and Managing Director	301 South College Street Charlotte, NC 28288-0732	Managing Director Wachovia Corporation 301 South College Street Charlotte, NC 28288
Kevin J. Roche, Member of Board of Directors and Managing Director	301 South College Street Charlotte, NC 28288-0606	Managing Director Wachovia Corporation 301 South College Street Charlotte, NC 28288
Benjamin F. Williams, Jr., Member of Board of Directors and Managing Director	301 South College Street Charlotte, NC 28288-0600	Managing Director Wachovia Corporation 301 South College Street Charlotte, NC 28288
David B. Carson, Managing Director	301 South College Street Charlotte, NC 28288-0732	Managing Director Wachovia Corporation 301 South College Street Charlotte, NC 28288
Stephen E. Cummings, Managing Director	301 South College Street Charlotte, NC 28288-0747	Senior Executive Vice President Wachovia Corporation 301 South College Street Charlotte, NC 28288
Frederick W. Eubank, II, Managing Director	301 South College Street Charlotte, NC 28288-0732	Managing Director 301 South College Street Charlotte, NC 28288

L. Watts Hamrick, III, Managing Director	301 South College Street Charlotte, NC 28288-0732	Managing Director Wachovia Corporation 301 South College Street Charlotte, NC 28288
David Neal Morrison, Managing Director	301 South College Street Charlotte, NC 28288-0732	Managing Director 301 South College Street Charlotte, NC 28288
Matthew S. Rankowitz, Managing Director	301 South College Street Charlotte, NC 28288-0732	Managing Director 301 South College Street Charlotte, NC 28288

SCHEDULE B

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS

OF

WACHOVIA CORPORATION
Name, Title	Business or Residence Address	Present Principal Occupation or Employment, Name of Principal Employer, Business of Principal Employer, Address of Principal Employer
John D. Baker, II, Director	Florida Rock Industries, Inc. 155 East 21 Street Jacksonville, FL 32206	President and CEO Florida Rock Industries, Inc. 155 East 21 Street Jacksonville, FL 32206
James S. Balloun, Director	Retired from Acuity Brands, Inc. 133 Peachtree Street, N.E. Suite 4600 Atlanta, GA 30303	Retired Chairman and CEO Acuity Brands, Inc. 133 Peachtree Street, N.E. Suite 4600 Atlanta, GA 30303
Robert J. Brown, Director	B&C Associates, Inc. P.O. Box 2636 High Point, NC 27261-2636	Chairman & CEO B&C Associates, Inc. P.O. Box 2636 High Point, NC 27261-2636
Peter C. Browning, Director	Queen's University of Charlotte 1900 Selwyn Ave Charlotte, NC 28274	Dean, McColl Graduate School of Business Queens University of Charlotte 1900 Selwyn Ave Charlotte, NC 28274
John T. Casteen, III, Director	University of Virginia P.O. Box 400224 Charlottesville, VA 22904	University of Virginia P.O. Box 400224 Charlottesville, VA 22904
William H. Goodwin, Jr., Director	CCA Industries, Inc. One James Center 901 East Cary Street, Suite 1500 Richmond, VA 23219	Chairman CCA Industries, Inc. One James Center 901 East Cary Street, Suite 1500 Richmond, VA 23219
Robert A. Ingram, Director	GlaxoSmithKline Five Moore Drive P.O. Box 18898 Research Triangle Park, NC 27709	Vice Chairman Pharmaceuticals GlaxoSmithKline Five Moore Drive P.O. Box 18898 Research Triangle Park, NC 27709
Mackey J. Macdonald, Director	VF Corporation P.O. Box 21488 Greensboro, NC 27420	Chairman, President & CEO VF Corporation P.O. Box 21488 Greensboro, NC 27420
Joseph Neubauer, Director	ARAMARK Corporation Aramark Tower 1101 Market Street Philadelphia, PA 19107	Chairman & CEO ARAMARK Corporation Aramark Tower 1101 Market Street Philadelphia, PA 19107
Lloyd U. Noland, III, Director	Noland Company 80 29th Street Newport News, VA 23607	Chairman, President and CEO Noland Company 80 29th Street Newport News, VA 23607
Ruth G. Shaw, Director	Duke Energy Corporation P.O. Box 1006 Charlotte, NC 28201	President Duke Energy Corporation P.O. Box 1006 Charlotte, NC 28201
Lanty L. Smith, Director	Soles Brower Smith & Co. Wachovia Tower 300 North Greene Street, Ste 925 Greensboro, NC 27401	Chairman Soles Brower Smith & Co. Wachovia Tower 300 North Greene Street, Ste 925 Greensboro, NC 27401
G. Kennedy Thompson, Director	Wachovia Corporation 301 South College Street, Suite 4000 Charlotte, NC 28288-0005	Chairman, President and CEO Wachovia Corporation 301 South College Street Suite 4000 Charlotte, NC 28288-0005
John C. Whitaker, Jr., Director	Inmar, Inc 2601 Pilgrim Court Winston-Salem, NC 27106	Chairman and CEO Inmar, Inc. 2601 Pilgrim Court Winston-Salem, NC 27106
Dona Davis Young, Director	The Phoenix Companies, Inc. One American Row Hartford, CT 06102	Chairman, President and CEO The Phoenix Companies One American Row Hartford, CT 06102
David M. Carroll, Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0009	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Stephen E. Cummings, Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0747	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Jean E. Davis, Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0010	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Paul G. George, Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0007	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Benjamin P. Jenkins, III, Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0003	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
David M. Julian, Principal Accounting Officer	301 South College Street Charlotte, NC 28288-0201	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Robert P. Kelly, CFO and Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0004	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Stanhope A. Kelly, Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0023	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Alice Lehman, Senior Vice President	301 South College Street Charlotte, NC 28288-0206	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Shannon McFayden, Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0006	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Donald A. McMullen, Jr., Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0022	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288

Mark C. Treanor, Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0013	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Donald K. Truslow, Senior Executive Vice President	301 South College Street Charlotte, NC 28288-0008	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288
Thomas J. Wurtz, Treasurer, Executive Vice President	301 South College Street Charlotte, NC 28288-0207	Executive Officer Wachovia Corporation 301 South College Street Charlotte, NC 28288

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 11th day of October, 2004, between Wachovia Investors, Inc., and Wachovia Corporation (collectively, the "Joint Filers").

WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.;The Schedule 13D with respect to the Common Stock, par value

$ 0.01 per share, of COMSYS IT Partners, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.;Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

3.;Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

4. ;This Joint Filing Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

WACHOVIA INVESTORS, INC.

By: : /s/;

Name:

Title:

WACHOVIA CORPORATION

By: : /s/;

Name:

Title:

OPTION AGREEMENT

;This OPTION AGREEMENT (this "Agreement"), is dated as of July 19, 2004, by and among WACHOVIA INVESTORS, INC., a North Carolina corporation ("Wachovia"), the GTCR Fund VI, L.P. ("GTCR"), J.P. Morgan Direct Corporate Finance Institutional Investors LLC, ("JPM Institutional"), J.P. Morgan Direct Corporate Finance Private Investors LLC ("JPM Private" and, together with JPM Institutional, the "JPM Holders"), Old Trafford Investment Pte Ltd. ("Old Trafford" and, together with GTCR and the JPM Holders, collectively the "Optionholder's" and each individually an "Optionholder").

W I T N E S S E T H:

;WHEREAS, Wachovia and Optionholder's own shares of capital stock of Comsys Holdings, Inc. ("Holdings");

;WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of July 19, 2004 (as it may be amended from time to time, the "Merger Agreement"), among Venturi Partners, Inc. (the "Company"), VTP, Inc. ("Merger Sub"), Venturi Technology Partners, LLC, COMSYS Information Technology Services, Inc., Holdings, Wachovia, Optionholder's and certain other stockholders of Holdings, (a) Merger Sub will merge with and into Holdings and (b) Wachovia, Optionholder's and certain other stockholders of Holdings will receive shares of common stock of the Company ("Company Common Stock") on the terms and subject to the conditions set forth therein (capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement); and

;WHEREAS, as a condition to Optionholders' willingness to enter into and perform its obligations under the Merger Agreement, Optionholders have required that Wachovia agree, and Wachovia has agreed, to grant to Optionholder's options to acquire certain shares of Company Common Stock as set forth herein.

;NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

1.;Grant of Option.

;(a) ;Option. Wachovia hereby agrees to sell to each Optionholder, severally and not jointly, upon written notice of exercise (the "Exercise Notice") from such Optionholder, at a price per share equal to thirteen dollars and ninety cents ($13.90) (as adjusted as set forth herein, the "Exercise Price"), a number of shares of Company Common Stock (the "Option Shares") determined by multiplying the applicable percentage (each Optionholder's respective "Option Percentage") set forth beside such Optionholder's name on Exhibit A hereto by the number of shares of Company Common Stock received by Wachovia as Merger Consideration and rounding the result down to the nearest whole number of shares; provided, that:

;;(i); Prior to the final date (the "Escrow Release Date") on which the Escrow Shares are released to Wachovia pursuant to the Escrow Agreement, the number of Option Shares for which the option granted hereby may be exercised by each Optionholder shall be equal to (A) such Optionholder's Option Percentage multiplied by (B) the difference of (I) the number of shares of Company Common Stock constituting Merger Consideration received by Wachovia minus (II) the number of Escrow Shares attributable to Wachovia as set forth on Exhibit C-1 to the Merger Agreement, rounded down to the nearest whole number of shares (such number, each Optionholder's respective "Base Option Amount"); provided, that during such period, each Optionholder may only exercise such option for all, and not less than all, of its respective Base Option Amount; provided, further that the JPM Holders shall be treated as a single Optionholder for all purposes under this Agreement; and

;;(ii);From and after the Escrow Release Date, the number of Option Shares for which the option granted hereby may be exercised by each Optionholder (each Optionholder's respective "Final Option Amount") shall be equal to (A) its Base Option Amount (to the extent such Optionholder had not previously exercised its option therefor prior to the Escrow Release Date) plus (B) the product of (I) such Optionholder's Option Percentage multiplied by (II) the number of Escrow Shares released to and received by Wachovia, rounded down to the nearest whole number of shares (each Optionholder's respective "Escrow Option Amount"); provided, that (1) if such Optionholder has not exercised its option prior to the Escrow Release Date, its option shall only exercisable from time to time in two installments, each for 50% of its Final Option Amount (less any shares sold pursuant to Section 2 below); provided, that the first such exercise shall reduce the number of such Optionholder's 2007 Shares (as defined below) and (2) if such Optionholder has exercised its option prior to the Escrow Release Date, such Optionholder shall only be permitted to exercise its remaining option in one installment for all, and not less than all, of the Escrow Option Amount.

;;(b);Exercise Period. The option granted hereby shall be deemed to be granted concurrently with the receipt by Wachovia of its applicable portion of the Merger Consideration as of the Effective Time and shall be of no force or effect whatsoever if the Merger is not consummated. Such option may be exercised at any time during the following period (the "Exercise Period"):

(i);The Exercise Period shall commence on the date of closing of the Merger; provided, that such option shall not be exercisable during the first 190 days of the Exercise Period unless at the time of exercise, the trading price of a share of Company Common Stock, as reported on The Nasdaq National Market, is greater than the Exercise Price (i.e., unless such option is "in the money");

(ii);The Exercise Period shall expire with respect to 50% of each Optionholders' Final Option Amount (such shares, the "2007 Shares") on the earlier of December 31, 2007 or an Expiration Event (as defined below); and

(iii);Unless earlier expiring pursuant to Section 2(c), the Exercise Period shall expire with respect to all Option Shares other than the 2007 Shares on the earlier of December 31, 2008 or an Expiration Event (such shares, the "2008 Shares");

(iv);An "Expiration Event" shall mean the occurrence, at any time after the 190th day after the Effective Time, of a "Change in Ownership" or "Fundamental Change" (as such terms are defined in the Certificate of Designation of Preferences and Rights of Class A Preferred Stock of the Company).

;(c);Closing. Upon delivery of an Exercise Notice, the closing of the purchase and sale of affected Option Shares shall take place at the principal office of Holdings on the tenth business day after receipt by Wachovia of such Exercise Notice (or at such other time and place as Wachovia and the exercising Optionholder may agree). At such closing, Wachovia shall deliver certificates representing such Option Shares duly endorsed for transfer or accompanied by stock powers duly executed in blank against delivery of the Exercise Price by wire transfer of immediately available funds.

;(d) ;Stock Dividends and Splits, Etc. In event the number of issued and outstanding shares of Company Common Stock is changed by reason of any stock dividend, split or reverse-split, the number of Option Shares and the Exercise Price per share payable hereunder shall be appropriately and proportionately adjusted.

;2.;Cashout Sales. At any time after the 190th day after the Effective Time, Wachovia may, upon not less than 30 days' prior written notice to each Optionholder, sell (a "Cashout Sale") a Permitted Cashout Portion (as defined below) of the Option Shares to a third party buyer and, not later than five business days after the closing of such Cashout Sale, pay to the Optionholders in immediately available funds an aggregate amount equal to the Net Proceeds (as defined below) from Cashout Sale if, and only if, such Net Proceeds are at least equal to the Minimum Net Proceeds (as defined below). All such Net Proceeds shall be allocated prorata among the Optionholders in proportion to the respective numbers of Option Shares that remain subject to purchase by each Optionholder hereunder immediately prior to the date of closing of such Cashout Sale. Notwithstanding anything to the contrary herein, Wachovia shall not be permitted to exercise its rights under this Section 2 unless, on the date Wachovia sends notice of any Cashout Sale, the average closing price per share of Company Common Stock, as reported on the Nasdaq National Market, computed for the immediately preceding period of 30 consecutive trading days exceeds 150% of the Exercise Price.

;

;;(a);Defined Terms. For purposes of this Section 2, the following terms shall have the following respective meanings:

(i);The "Net Proceeds" of any Cashout Sale shall be equal to the aggregate amount of cash received by Wachovia in respect of Option Shares upon settlement of any Cashout Sale minus the product (such product, the "Cashout Exercise Payment") obtained by multiplying (A) the Exercise Price by (B) the number of Option Shares sold in such Cashout Sale.

(ii);The "Minimum Net Proceeds" of any Cashout Sale shall be equal to the product obtained by multiplying 20% by the Cashout Exercise Payment.

(iii);The "Permitted Cashout Portion" shall be a number of Option Shares not less than 25% of the aggregate Final Option Amount of all of the Optionholders; provided, that the aggregate number of Option Shares that may be sold in all Cashout Sales shall not exceed 50% of the aggregate Final Option Amount of all of the Optionholders.

By way of example, if the aggregate Final Option Amount is 100 shares, the Exercise Price is $13.90, and Wachovia consummates a Cashout Sale for 50 Option Shares at a price equal to $20.00 per share (and assuming that the average closing price per share of Company Common Stock on the date Wachovia delivered notice of such Cashout Sale qualified as set forth above), then: (A) the Net Proceeds of such sale are $305.00 (computed as $1,000.00 ($20/share x 50 shares) minus $695.00 ($13.90/share x 50 shares) and (B) the Minimum Net Proceeds are $139 (computed as 20% x $13.90/share x 50 shares). In such example, because Wachovia sold a Permitted Cashout Amount of Option Shares and because the Net Proceeds exceed the Minimum Net Proceeds, such sale would qualify as a permitted Cashout Sale hereunder.

(b);Exercise Priority. Upon each delivery of an Exercise Notice to Wachovia, Wachovia shall not be permitted to deliver notice initiating any Cashout Sale until 30 days after the receipt of such Exercise Notice. If any Optionholder delivers an Exercise Notice to Wachovia within 10 days after receipt by such Optionholder of a notice from Wachovia initiating a Cashout Sale pursuant to this Section 2, then such exercise shall take priority over the cashout sale, the Option Shares subject to such exercise shall be purchased and sold as set forth in Section 1 and Wachovia shall not be permitted to (i) consummate the subject Cashout Sale or (ii) deliver any subsequent notice pursuant to this Section 2 until expiration of the 30-day period set forth in the preceding sentence.

(c);Type of Shares Sold; Expiration of Exercise Period. All Option Shares sold pursuant to Cashout Sales shall be deemed to be 2008 Shares and no such Cashout Sale shall reduce the number of 2007 Shares. Upon the closing of any Cashout Sale, the Exercise Period shall be deemed to expire with respect to all Option Shares sold in such Cashout Sale and the parties agree that no such Cashout Sale shall be deemed to cause Wachovia to have a "short" position in the Option Shares solely by virtue of such Cashout Sale.

(d);Manner of Sale. Each Cashout Sale may be effected in any manner of sale acceptable to Wachovia in its sole discretion, including a private sale (subject to applicable securities laws), an underwritten offering or an open market trade, or any combination thereof.

3.;Representations and Warranties of Wachovia. Wachovia hereby represents and warrants to each Optionholder as follows:

3.1;Power; Due Authorization; Binding Agreement. Wachovia is a corporation duly organized under the laws of the State of North Carolina and has all corporate power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Wachovia and constitutes a valid and binding agreement of Wachovia, enforceable against it in accordance with its terms, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

3.3;Ownership of Shares. On the date hereof after giving effect to the Merger and subject to the accuracy of the representations and warranties of the Company in the Merger Agreement, the Option Shares will be owned of record or beneficially by Wachovia, free and clear of any claims, liens, encumbrances and security interests other than those arising under applicable securities laws. As of the date of the closing of each sale of Option Shares pursuant to Section 1(b), above, such Option Shares delivered by Wachovia will be owned of record or beneficially by Wachovia, free and clear of any claims, liens, encumbrances and security interests other than those arising under applicable securities laws.

;4.;Expiration.

;;4.1;Expiration of this Agreement. This Agreement shall terminate and be of no further force or effect on the first date on which none of the remaining Option Shares can be acquired pursuant hereto due to any of the following (or any combination thereof): (a) the termination of the Exercise Period with respect to the option to acquire all remaining Option Shares, (b) the exercise of the option to acquire all remaining Option Shares, or (c) the consummation of a Cashout Sale with respect to all Option Shares still subject to the option hereunder.

;;4.2;Non-Survival. In the event of termination of the Merger Agreement without consummation of the Merger and upon any expiration of this Agreement, this Agreement shall become void and of no effect with no liability on the part of any party hereto. The representations and warranties made herein shall not survive the expiration of this Agreement.

;5.;Miscellaneous.

;;5.1;Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

;;5.2;Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

;;5.3;Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the respective addresses to which notices may be sent to such parties pursuant to the Merger Agreement , or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

;;5.4;Governing Law.

;;(a) ;This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

;;(b);Each party hereto irrevocably submits to the jurisdiction of any Delaware state court or any federal court sitting in the State of Delaware in any action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Delaware state or federal court. Each party hereto hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The parties hereto further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

;;(c);To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each party hereto hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

;;(d);Each party hereto waives, to the fullest extent permitted by applicable laws, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement. Each party hereto certifies that it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications set forth above in this Section.

;;5.5;Remedies. Each party hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other parties to sustain irreparable injury and damages, for which money damages would not provide an adequate remedy, and therefore each party hereto agrees that in the event of any such breach by any party hereto, the non-breaching parties shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief.

;;5.6;Counterparts. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

;;5.7;Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

;;5.8;Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

;;SIGNATURE PAGE - OPTION AGREEMENT

;;IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

;;;;;WACHOVIA INVESTORS, INC.

;;;;;By: /s/;;;;;
;;;;;Name:;;;;;;
;;;;;Title:;;;;;;

THE OPTIONHOLDERS:

;;;;;

;;;;;GTCR Fund VI, L.P.

;;;;;By:;__________________, its general partner

;;;;;By:;/s/;;;;;

;;;;;Name:;;;;;;

;;;;;Title:;;;;;;

J.P. Morgan Direct Corporate Finance Institutional Investors LLC

;;;;;By:;/s/;;;;;

;;;;;Name:;;;;;;

;;;;;Title:;;;;;;

J.P. Morgan Direct Corporate Finance Private Investors LLC

By:;/s/;;;;;

Name:;;;;;;

Title:;;;;;;

Old Trafford Investment Pte Ltd.

By:;/s/;;;;;

Name:;;;;;;

Title:;;;;;;

Exhibit A

OPTION PERCENTAGES

Name of Optionholder	Option Percentage

J.P. Morgan Direct Corporate Finance Institutional
Investors LLC	8.114%

J.P. Morgan Direct Corporate Finance Private
Investors LLC	2.119%

Old Trafford Investment Pte Ltd.	11.363%

GTCR Fund IV	0.994%

;

REGISTRATION RIGHTS AGREEMENT

DATED AS OF SEPTEMBER 30, 2004

AMONG

VENTURI PARTNERS, INC.

AND

CERTAIN STOCKHOLDER'S NAMED HEREIN

;

TABLE OF CONTENTS

PAGE

Section 1.;Definitions;1

Section 2.;Demand Registrations;3

Section 3.;Piggyback Registrations;6

Section 4;Shelf Registration;7

Section 5.;Obligations of the Company;7

Section 6.;Registration Expenses;12

Section 7.;Indemnification;12

Section 8.;Rules 144 and 144A;15

Section 9.;Underwritten Registrations;15

Section 10;Covenants of Holders;16

Section 11.;Miscellaneous;16

Registration Rights Agreement

;THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of September 30, 2004, by and among Venturi Partners, Inc., a Delaware corporation (the "Company"), the persons and entities listed on Exhibit A hereto (collectively, the "Wachovia Group"), the persons and entities listed on Exhibit B hereto (collectively, the "Junior Securities Group"), and the persons listed on Exhibit C hereto (collectively, the "Comsys Management Group"). The members of each of the Wachovia Group, the Junior Securities Group and the Comsys Management Group are each referred to herein as a "Stockholder" and collectively referred to as the "Stockholders." Capitalized terms used but not defined herein have the meanings given such terms in the Merger Agreement (as defined below).

;Pursuant to the terms of the Agreement and Plan of Merger dated as of July 19, 2004 among the Company, Venturi Technology Partners, LLC, VTP, Inc., COMSYS Information Technology Services, Inc., COMSYS Holding, Inc. and certain stockholders of COMSYS Holding, Inc. signatory thereto (the "Holding Stockholders") (as amended or supplemented, the "Merger Agreement"), the Company will issue to the Holding Stockholder's shares of Company Common Stock in connection with the Merger.

;In connection with the Merger, the parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations relating to registration of their Registrable Securities (as defined herein).

;Now, therefore, for good, valuable and binding consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, now agree as follows:

Statement of Agreement

;Section 1.;Definitions.

;As used in this Agreement, the following terms shall have the meanings set forth below:

;"Charter" means the Amended and Restated Certificate of Incorporation of the Company, as amended from time to time.

;"Commission" means the United States Securities and Exchange Commission or any other United States federal agency at the time administering the Securities Act.

;"Common Stock" means the Company's common stock, par value $0.01 per share, or any other shares of capital stock or other securities of the Company into which such shares of Common Stock shall be reclassified or changed, including by reason of a merger, consolidation, reorganization or recapitalization. If the Common Stock has been so reclassified or changed, or if the Company pays a dividend or makes a distribution on the Common Stock in shares of capital stock, or subdivides (or combines) its outstanding shares of Common Stock into a greater (or smaller) number of shares of Common Stock, a share of Common Stock shall be deemed to be such number of shares of stock and amount of other securities to which a holder of a share of Common Stock outstanding immediately prior to such change, reclassification, exchange, dividend, distribution, subdivision or combination would be entitled.

;"Comsys Management Group" has the meaning set forth in the introductory paragraph of this Agreement.

;"Delay Period" has the meaning set forth in Section 5(a) of this Agreement.

;"Demand Notice" has the meaning set forth in Section 2(a) of this Agreement.

;"Demand Registration" has the meaning set forth in Section 2(a) of this Agreement.

;"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

;"Existing Registration Rights Agreement" means that certain Registration Rights Agreement dated as of April 14, 2003 among the Company (f/k/a/ Personnel Group of America, Inc.) and the other parties named therein, and any amendment or restatement of such agreement.

;"Holder" means a person who owns Registrable Securities and is either (i) a Stockholder or a Permitted Transferee of a Stockholder that has agreed to be bound by the terms of this Agreement as if such Person were a Stockholder, (ii) upon the death of any Holder, the executor of the estate of such Holder or such Holder's heirs, devisees, legatees or assigns or (iii) upon the disability of any Holder, any guardian or conservator of such Holder.

;"Interruption Period" has the meaning set forth in the last paragraph in Section 5(c).

;"Junior Securities Group" has the meaning set forth in the introductory paragraph of this Agreement.

;"Junior Securities Parties" means the Junior Securities Group and their Permitted Transferees.

;"Losses" has the meaning set forth in Section 7(a) of this Agreement.

;"Misstatement/Omission" has the meaning set forth in Section 7(a) of this Agreement.

;"Permitted Transferee" means any Person to whom the rights under this Agreement have been assigned in accordance with the provisions of Section 11(d) hereof.

;"Person" means any natural person, corporation, partnership, firm, association, trust, government, governmental agency, limited liability company or any other entity, whether acting in an individual, fiduciary or other capacity.

;"Piggyback Registration" has the meaning set forth in Section 3(a) of this Agreement.

;"Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

;"Registrable Securities" means the shares of Common Stock issued to the Stockholders pursuant to the Merger Agreement. If as a result of any reclassification, stock dividends or stock splits or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or other transaction or event, any capital stock, evidence of indebtedness, warrants, options, rights or other securities (collectively "Other Securities") are issued or transferred to a Holder in respect of Registrable Securities held by the Holder, references herein to Registrable Securities shall be deemed to include such Other Securities. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when (i) they have been distributed to the public pursuant to an offering registered under the Securities Act, (ii) they have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act, or (iii) they have been sold to any Person to whom the rights under this Agreement are not assigned in accordance with this Agreement.

;"Registration Statement" means any registration statement under the Securities Act of the Company that covers any of the Registrable Securities, including the related Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits, and all materials incorporated by reference or deemed to be incorporated by reference in such registration statement or Prospectus.

;"Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

;"Shelf Registration" has the meaning set forth in Section 4(a) of this Agreement.

;"Stockholder" or "Stockholders" has the meanings set forth in the introductory paragraph of this Agreement.

;"Wachovia Group" has the meaning set forth in the introductory paragraph of this Agreement.

;"Wachovia Parties" means the Wachovia Group and their Permitted Transferees.

;Section 2.;Demand Registrations.

;;(a);Right to Demand. Upon the terms and subject to the conditions of this Agreement, (i) Holders of at least a majority of the aggregate amount of outstanding Registrable Securities held by the Wachovia Parties and (ii) Holders of at least a majority of the aggregate amount of outstanding Registrable Securities held by the Junior Securities Parties shall, in each case, have the right, by written notice (the "Demand Notice") given to the Company, to request the Company to register under and in accordance with the provisions of the Securities Act all or part of the Registrable Securities designated by such Holders (a "Demand Registration"). Upon receipt of any such Demand Notice, the Company will promptly notify all other Holders of the receipt of such Demand Notice and allow them the opportunity to include Registrable Securities in the proposed registration by giving notice to the Company within five days after the Holder receives such notice; provided, that Holders joining in a proposed registration pursuant to this sentence shall not be deemed to have exercised a Demand Registration for purposes of Section 2(b) hereof and such Holders shall be included in such registration on the basis set forth in Section 2(h) hereof. The Company shall not be required to register any Registrable Securities under this Section 2 unless the anticipated aggregate offering price to the public for any such offering of the Registrable Securities included in such Demand Notice is expected to be at least $5 million.

;;(b);Number of Demand Registrations. The Wachovia Parties shall be entitled to have three Demand Registrations effected and the Junior Securities Parties shall be entitled to have one Demand Registration effected. A Demand Registration shall not be deemed to be effected and shall not count as a Demand Registration of any Person (i) if a Registration Statement with respect thereto shall not have become effective under the Securities Act and remained effective for at least 180 days (excluding any Interruption Period) or until the completion of the distribution of the Registrable Securities thereunder, whichever is earlier (including, without limitation, because of withdrawal of such Registration Statement by the Holders pursuant to Section 2(f) hereunder), (ii) if, after it has become effective, such registration is interfered with for any reason by any stop order, injunction or other order or requirement of the Commission or any governmental authority, or as a result of the initiation of any proceeding for such stop order by the Commission through no fault of the Holders and the result of such interference is to prevent the Holders from disposing of such Registrable Securities proposed to be sold in accordance with the intended methods of disposition, (iii) the Company exercises its rights with respect to a Delay Period under Section 5(a) and the result is a delay in the proposed distribution of any Registrable Securities and the Holders determine not to sell such Registrable Securities pursuant to such registration as a result of such delay, or (iv) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with any underwritten offering shall not be satisfied or waived with the consent of the Holders of a majority in number of the Registrable Securities to be included in such Demand Registration, other than as a result of any breach by the Holders or any underwriter of its obligations thereunder or hereunder.

;;(c);Registration Statement. Subject to paragraph (a) above, as soon as practicable, but in any event within 45 days of the date on which the Company first receives one or more Demand Notices pursuant to Section 2(a) hereof, the Company shall file with the Commission a Registration Statement on the appropriate form for the registration and sale of the total number of Registrable Securities specified in such Demand Notice, together with the number of Registrable Securities requested to be included in the Demand Registration by other Holders, in accordance with the intended method or methods of distribution specified by the Holders in such Demand Notice. The Company shall use its reasonable best efforts to cause such Registration Statement to be declared effective by the Commission as soon as reasonably practicable. Notwithstanding the foregoing, the Company shall not be obligated to file a Registration Statement pursuant to this Section 2(c) if the offering requested to be registered is a delayed or continuous offering under Rule 415 under the Securities Act and such offering is available for the Holders, in which case the registration shall be made by the Company pursuant to Section 4 hereof.

;;(d);Amendments; Supplements. Subject to Section 5(a), upon the occurrence of any event that would cause the Registration Statement (A) to contain a material misstatement or omission or (B) to be not effective and usable for resale of Registrable Securities during the period that such Registration Statement is required to be effective and usable, the Company shall file an amendment to the Registration Statement as soon as reasonably practicable, in the case of clause (A), correcting any such misstatement or omission and, in the case of either clause (A) or (B), use its reasonable best efforts to cause such amendment to be declared effective and such Registration Statement to become usable as soon as reasonably practicable thereafter.

;;(e);Effectiveness. The Company agrees to use its reasonable best efforts to keep any Registration Statement filed pursuant to this Section 2 continuously effective and usable for the sale of Registrable Securities until the earlier of (i) 180 days from the date on which the Commission declares such Registration Statement effective (excluding any Interruption Period), or (ii) the date on which all the Registrable Securities covered by such Registration Statement have been sold pursuant to such Registration Statement.

;;(f);Holders Withdrawal. Holders of a majority in number of the Registrable Securities to be included in a Demand Registration pursuant to this Section 2 may, at any time prior to the effective date of the Registration Statement in respect thereof, revoke such request by providing a written notice to the Company to such effect.

;;(g);Preemption of Demand Registration. Notwithstanding anything to the contrary contained herein, after receiving a written request for a Demand Registration, the Company may elect to effect an underwritten primary registration in lieu of the Demand Registration if the Company's Board of Directors believes that such primary registration would be in the best interests of the Company. If the Company so elects to effect a primary registration, the Company shall give prompt written notice (which shall be given not later than 20 days after the date of the Demand Notice) to all holders of the Registrable Securities of its intention to effect such a registration and shall afford the holders of the Registrable Securities the rights contained in Section 3 with respect to Piggyback Registrations. In the event that the Company so elects to effect a primary registration after receiving a request for a Demand Registration, the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the Commission as soon as reasonably practicable. In addition, the request for a Demand Registration shall be deemed to have been withdrawn and such primary registration shall not be deemed to be a Demand Registration.

;;(h);Priority on Demand Registrations. If a Demand Registration is an underwritten offering and includes securities for sale by the Company, and the managing underwriter (such underwriter to be chosen by the Holders of a majority of the Registrable Securities included in such registration, subject to the Company's reasonable approval) advises the Company, in writing, that, in its good faith judgment, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the marketability of the offering, then the Company will include in any such registration the maximum number of shares which the managing underwriter advises the Company can be sold in such offering allocated as follows: (i) first, the Registrable Securities requested to be included in such registration by the initiating Holders and securities of other Holders of Registrable Securities and other holders of registration rights under the Existing Registration Rights Agreement, with such securities to be included on a pro rata basis (or in such other proportion mutually agreed among such holders) based on the amount of securities requested to be included therein and (ii) second, to the extent that any other securities may be included without exceeding the limitations recommended by the underwriter as aforesaid, the securities that the Company proposes to sell. If the initiating Holders are not allowed to register all of the Registrable Securities requested to be included by such Holders because of allocations required by this section, such initiating Holders shall not be deemed to have exercised a Demand Registration for purposes of Section 2(b).

;Section 3.;Piggyback Registrations.

;;(a);Right to Piggyback Registrations. Whenever the Company or another party having registration rights proposes that the Company register any of the Company's equity securities under the Securities Act (other than a registration on Form S-4 relating solely to a transaction described in Rule 145 of the Securities Act or a registration on Form S-8 or any successor forms thereto), whether or not for sale for the Company's own account, the Company will give prompt written notice of such proposed filing to all Holders at least 30 days before the anticipated filing date. Such notice shall offer such Holders the opportunity to register such amount of Registrable Securities as they shall request (a "Piggyback Registration"). Subject to Section 3(b) hereof, the Company shall include in each such Piggyback Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 20 days after such notice has been given by the Holders to the Company. If the Registration Statement relating to the Piggyback Registration is to cover an underwritten offering, such Registrable Securities shall be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. Each Holder shall be permitted to withdraw all or part of the Registrable Securities from a Piggyback Registration at any time prior to the effective time of such Piggyback Registration.

;;(b);Priority on Piggyback Registrations. If a Piggyback Registration is an underwritten offering by or through one or more underwriters of recognized standing and the managing underwriters advise the party or parties initiating such offering in writing (a copy of which writing shall be provided to the Holders) that in their good faith judgment the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without materially and adversely affecting the marketability of the offering, then any such registration shall include the maximum number of shares which such managing underwriters advise can be sold in such offering allocated as follows: (i) first, the securities the party or parties initiating such offering propose to sell, and (ii) second, to the extent that any other securities may be included without exceeding the limitations recommended by the underwriters as aforesaid, (x) if the Company has initiated such offering, the Registrable Securities to be included in such registration by the Holders and securities of other holders of registration rights under the Existing Registration Rights Agreement, with such additional securities to be included on a pro rata basis (or in such other proportion mutually agreed among the Holders and such other holders), based on the amount of Registrable Securities and other securities requested to be included therein, and (y) if a party other than the Company initiated such offering (subject to Section 3(b)(i) above), securities proposed to be sold by the Company, the Registrable Securities to be included in such registration by the Holders and securities of other holders of registration rights under the Existing Registration Rights Agreement, with such additional securities to be included on a pro rata basis (or in such other proportion mutually agreed among the Company, the Holders and such other holders), based on the amount of Registrable Securities and other securities requested to be included therein.

;Section 4.;Shelf Registration.

;;(a);Right to Shelf Registration. The Company shall use its commercially reasonable efforts to (i) file with the Commission as promptly as practicable following the date of this Agreement (but in no event later than 60 days after such date) a registration ("Shelf Registration") for delayed or continuous offerings of Registrable Securities in market transactions on any appropriate form pursuant to Rule 415 under the Securities Act (or similar rule that may be adopted by the Commission), which form shall be available for the sale of all of the Registrable Securities outstanding on the effective date of the Shelf Registration in accordance with the intended methods of distribution thereof, and (ii) cause the Shelf Registration to be declared effective by the Commission as soon thereafter as practicable. The Company agrees to use its commercially reasonable efforts to keep such Shelf Registration continuously effective and usable for resale of Registrable Securities until the second anniversary of the date of this Agreement or such shorter period which will terminate at such time as the Holders have sold all the Registrable Securities covered by such Registration Statement. At any time thereafter, any Holder or Holders holding in the aggregate at least 5% of the outstanding shares of Common Stock may request that the Company file and cause to be declared effective a Shelf Registration.

;;(b);Number of Shelf Registrations. The Holders shall be entitled to an unlimited number of Shelf Registrations and no Shelf Registration shall be counted as a Demand Registration for purposes of Section 2(a) hereof.

;Section 5.;Obligations of the Company.

;;(a);Delay Period. Notwithstanding the foregoing, the Company shall have the right to delay the filing of any Registration Statement otherwise required to be prepared and filed by the Company pursuant to Sections 2, 3 or 4, or to suspend the use of any Registration Statement, for a period not in excess of 60 consecutive calendar days (a "Delay Period") if (i) the Board of Directors of the Company determines that filing or maintaining the effectiveness of such Registration Statement would have a material adverse effect on the Company or the holders of its capital stock in relation to any material acquisition or disposition, financing or other corporate transaction and the Board of Directors of the Company has determined in good faith that disclosure thereof would not be in the best interests of the Company and its holders of capital stock at the time or (ii) the Board of Directors of the Company has determined in good faith that the filing of a Registration Statement or maintaining the effectiveness of a current Registration Statement would require disclosure of material information that the Company has a valid business purpose for retaining as confidential at such time. The Company shall be entitled to exercise a Delay Period more than one time in any calendar year so long as such exercise does not prevent the Holders from being entitled to at least 240 days of effective registration rights per calendar year and that no Delay Period may commence if it is less than 30 days from the end of the previous Delay Period. Notwithstanding the foregoing, the number of days of effective registration rights that the Holders shall be entitled to for calendar year 2004 will be pro rated based on the number of days remaining in 2004 after the date of this Agreement.

;;(b);Shelf Registrations After Other Registrations. Other than the initial Shelf Registration discussed in Section 4(a) above, the Company shall not be obligated to effect any Shelf Registration within 120 days after the effective date of a previous Registration Statement filed by the Company (except for registrations on Form S-4 or Form S-8, or other forms prescribed under the Securities Act for the same purpose or for an exchange offer).

;;(c);Registration Procedures. Whenever the Company is required to register Registrable Securities pursuant to Sections 2, 3 or 4 hereof, the Company will use its reasonable best efforts to effect the registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

;;;(1);prepare and file with the Commission a Registration Statement with respect to such Registrable Securities as prescribed by Sections 2, 3 or 4 on a form available for the sale of the Registrable Securities by the holders thereof in accordance with the intended method or methods of distribution thereof and use reasonable best efforts to cause each such Registration Statement to become and remain effective within the time periods and otherwise as provided herein;

;;;(2);prepare and file with the Commission such amendments (including post-effective amendments) to the Registration Statement and such supplements to the Prospectus as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

;;;(3);furnish to each selling Holder of Registrable Securities covered by a Registration Statement and to each underwriter, if any, such number of copies of such Registration Statement, each amendment and post-effective amendment thereto, the Prospectus included in such Registration Statement (including each preliminary prospectus and any supplement to such Prospectus and any other prospectus filed under Rule 424 of the Securities Act), in each case including all exhibits, and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder or to be disposed of by such underwriter (the Company hereby consenting to the use in accordance with all applicable law of each such Registration Statement (or amendment or post-effective amendment thereto) and each such Prospectus (or preliminary prospectus or supplement thereto) by each such Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Registration Statement or Prospectus);

;;;(4);use its reasonable best efforts to register or qualify and, if applicable, to cooperate with the selling Holders, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of, the Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any selling Holder or managing underwriters (if any) shall reasonably request, to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the securities covered by the applicable Registration Statement; provided, that, the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or (ii) consent to general service of process or taxation in any such jurisdiction where it is not so subject;

;;;(5);cause all such Registrable Securities to be listed or quoted (as the case may be) on each national securities exchange or other securities market on which securities of the same class as the Registrable Securities are then listed or quoted;

;;;(6);provide a transfer agent and registrar for all such Registrable Securities and a CUSIP number for all such Registrable Securities not later than the effective date of such Registration Statement;

;;;(7);comply with all applicable rules and regulations of the Commission, and make available to its security holders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) (or in each case within such extended period of time as may be permitted by the Commission for filing the applicable report with the Commission) (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in an underwritten offering or (ii) if not sold to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company after the effective date of a Registration Statement;

;;;(8);use reasonable best efforts to prevent the issuance of any order suspending the effectiveness of a Registration Statement or suspending the qualification (or exemption from qualification) of any of the Registrable Securities included therein for sale in any jurisdiction, and, in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending the qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction, the Company will use its reasonable best efforts promptly to obtain the withdrawal of such order at the earliest possible moment;

;;;(9);obtain "cold comfort" letters and updates thereof (which letters and updates (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and the Holders) from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to each of the underwriters, if any, and each selling Holder of Registrable Securities, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings and such other matters as the underwriters, if any, or the Holders of a majority of the Registrable Securities being included in the registration may reasonably request;

;;;(10);obtain opinions of independent counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and the Holders of a majority of the Registrable Securities being included in the registration), addressed to each selling Holder and each of the underwriters, if any, covering the matters customarily covered in opinions of issuer's counsel requested in underwritten offerings, such as the effectiveness of the Registration Statement and such other matters as may be requested by such counsel and underwriters, if any;

;;;(11);promptly notify the selling Holders and the managing underwriters, if any, and confirm such notice in writing, when a Prospectus or any supplement or post-effective amendment to such Prospectus has been filed, and, with respect to a Registration Statement or any post-effective amendment thereto, when the same has become effective, of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of any Prospectus or the initiation of any proceedings by any Person for that purpose, of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of a Registration Statement or any of the Registrable Securities for offer or sale under the securities or blue sky laws of any jurisdiction, or the contemplation, initiation or threatening, of any proceeding for such purpose, and of the happening of any event or the existence of any facts that make any statement made in such Registration Statement or Prospectus untrue in any material respect or that require the making of any changes in such Registration Statement or Prospectus so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of any Prospectus), not misleading (which notice shall be accompanied by an instruction to the selling Holders and the managing underwriters, if any, to suspend the use of the Prospectus until the requisite changes have been made);

;;;(12);if requested by the managing underwriters, if any, or a Holder of Registrable Securities being sold, promptly incorporate in a prospectus, supplement or post-effective amendment such information as the managing underwriters, if any, and the Holders of a majority of the Registrable Securities being sold reasonably request to be included therein relating to the sale of the Registrable Securities, including, without limitation, information with respect to the number of shares of Registrable Securities being sold to underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering, and make all required filings of such prospectus, supplement or post-effective amendment promptly following notification of the matters to be incorporated in such supplement or post-effective amendment;

;;;(13);if requested, furnish to each selling Holder of Registrable Securities and the managing underwriter, without charge, at least one signed copy of the Registration Statement;

;;;(14);as promptly as practicable upon the occurrence of any event contemplated by Section 5(c)(11) above, prepare a supplement or post-effective amendment to the Registration Statement or the Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold hereunder, the Prospectus will not contain an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and

;;;(15);if such offering is an underwritten offering, enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other appropriate and reasonable actions requested by the Holders owning a majority of the Registrable Securities being sold in connection therewith or by the managing underwriters (including cooperating in reasonable marketing efforts, including in connection with any Demand Registration, participation by senior executives of the Company in any "roadshow" or similar meeting with potential investors) in order to expedite or facilitate the disposition of such Registrable Securities, and in such connection, provide indemnification provisions and procedures substantially to the effect set forth in Section 7 hereof with respect to all parties to be indemnified pursuant to said Section. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder.

;Each Holder agrees by acquisition of such Registrable Securities that, upon receipt of written notice from the Company of the happening of any event of the kind described in Section 5(c)(11), such Holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement until such Holder's receipt of the copies of the supplemented or amended Registration Statement contemplated by Section 5(c)(14), or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus (such period during which disposition is discontinued being an "Interruption Period"), and, if so directed by the Company, such Holder will deliver to the Company all copies of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

;Section 6.;Registration Expenses.

;;(a);Expenses Payable by the Company. The Company shall bear all expenses incurred with respect to the registration or attempted registration of the Registrable Securities pursuant to Sections 2, 3 and 4 of this Agreement as provided herein. Such expenses shall include, without limitation, (i) all registration, qualification and filing fees (including, without limitation, (A) fees with respect to compliance with the Commission, (B) fees with respect to filings required to be made with the national securities exchange or national market system on which the Common Stock is then traded or quoted and (C) fees and expenses of compliance with state securities or blue sky laws (including, without limitation, fees and disbursements of counsel for the Company or the underwriters, or both, in connection with blue sky qualifications of Registrable Securities)), (ii) messenger and delivery expenses, word processing, duplicating and printing expenses (including without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company, printing preliminary prospectuses, prospectuses, prospectus supplements, including those delivered to or for the account of the Holders and provided in this Agreement, and blue sky memoranda), (iii) fees and disbursements of counsel for the Company, (iv) fees and disbursements of all independent certificated public accountants for the Company (including, without limitation, the expense of any "comfort letters" required by or incident to such performance), (v) all out-of-pocket expenses of the Company (including without limitation, expenses incurred by the Company, its officers, directors, and employees performing legal or accounting duties or preparing or participating in "roadshow" presentations or of any public relations, investor relations or other consultants or advisors retained by the Company in connection with any roadshow, including travel and lodging expenses of such roadshows), (vi) fees and expenses incurred in connection with the quotation or listing of shares of Common Stock on any national securities exchange or other securities market, and (vii) reasonable fees and expenses of one firm of counsel for all selling Holders (which shall be chosen by the Holders of a majority of Registrable Securities to be included in such offering).

;;(b);Expenses Payable by the Holders. Each Holder shall pay all underwriting discounts and commissions or placement fees of underwriters or broker's commissions incurred in connection with the sale or other disposition of Registrable Securities for or on behalf of such Holder's account.

;Section 7.;Indemnification.

;;(a);Indemnification by the Company. The Company agrees to indemnify, to the fullest extent permitted by law, each Holder, each affiliate of a Holder and each director, officer, employee, manager, stockholder, partner, member, counsel, agent or representative of such Holder and its affiliates and each Person who controls any such Person (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) (collectively, "Holder Indemnified Parties") against, and hold it and them harmless from, all losses, claims, damages, liabilities, actions, proceedings, costs (including, without limitation, costs of preparation and attorneys' fees and disbursements) and expenses, including expenses of investigation and amounts paid in settlement (collectively, "Losses") arising out of, caused by or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (a "Misstatement/Omission"), or any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law, except that the Company shall not be liable insofar as such Misstatement/Omission or violation is made in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein; provided, further, that the Company shall not be liable for a Holder's failure to deliver or cause to be delivered (to the extent such delivery is required under the Securities Act) the Prospectus contained in the Registration Statement, furnished to it by the Company on a timely basis at or prior to the time such action is required by the Securities Act to the person claiming a Misstatement/Omission if such Misstatement/Omission was corrected in such Prospectus. In connection with an underwritten offering, the Company will indemnify such underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such underwriters (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders. This indemnity shall be in addition to any other indemnification arrangements to which the Company may otherwise be party. Notwithstanding the foregoing, the indemnity contained in this section shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

;;(b);Indemnification by the Holders. In connection with any Registration Statement in which a Holder is participating, each such Holder agrees to indemnify, to the fullest extent permitted by law, the Company and each director and officer of the Company and each Person who controls the Company (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) against, and hold it harmless from, any Losses arising out of or based upon (i) any Misstatement/Omission contained in the Registration Statement, if and to the extent that such Misstatement/Omission was made in reliance upon and in conformity with information furnished in writing by such Holder for use therein, or (ii) the failure by such Holder to deliver or cause to be delivered (to the extent such delivery is required under the Securities Act) the Prospectus contained in the Registration Statement, furnished to it by the Company on a timely basis at or prior to the time such action is required by the Securities Act to the person claiming a Misstatement/Omission if such Misstatement/Omission was corrected in such Prospectus. Notwithstanding the foregoing, the obligation to indemnify will be individual (several and not joint) to each Holder and will be limited to the net amount of proceeds (net of payment of all expenses) received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

;;(c);Conduct of Indemnification Proceedings. In case any action, claim or proceeding shall be brought against any Person entitled to indemnification hereunder, such indemnified party shall promptly notify each indemnifying party in writing, and such indemnifying party shall assume the defense thereof, including the employment of one counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses incurred in connection with the defense thereof. The failure to so notify such indemnifying party shall relieve such indemnifying party of its indemnification obligations to such indemnified party to the extent that such failure to notify materially prejudiced such indemnifying party but not from any liability that it or they may have to the indemnified party for contribution or otherwise. Each indemnified party shall have the right to employ separate counsel in such action, claim or proceeding and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of each indemnified party unless: (i) such indemnifying party has agreed to pay such expenses; (ii) such indemnifying party has failed promptly to assume the defense and employ counsel reasonably satisfactory to such indemnified party; or (iii) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such indemnified party and such indemnifying party or an affiliate or controlling person of such indemnifying party, and such indemnified party shall have been advised in writing by counsel that either (x) there may be one or more legal defenses available to it which are different from or in addition to those available to such indemnifying party or such affiliate or controlling person or (y) a conflict of interest may exist if such counsel represents such indemnified party and such indemnifying party or its affiliate or controlling person; provided, however, that such indemnifying party shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be responsible hereunder for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel), which counsel shall be designated by such indemnified party or, in the event that such indemnified party is a Holder Indemnified Party, by the Holders of a majority of the Registrable Securities included in the subject Registration Statement.

;No indemnifying party shall be liable for any settlement effected without its written consent (which consent may not be unreasonably delayed or withheld). Each indemnifying party agrees that it will not, without the indemnified party's prior written consent, consent to entry of any judgment or settle or compromise any pending or threatened claim, action or proceeding in respect of which indemnification or contribution may be sought hereunder unless the foregoing contains an unconditional release, in form and substance reasonably satisfactory to the indemnified parties, of the indemnified parties from all liability and obligation arising therefrom. The indemnifying party's liability to any such indemnified party hereunder shall not be extinguished solely because any other indemnified party is not entitled to indemnity hereunder.

;;(d);Survival. The indemnification provided for under this Agreement will (i) remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party, (ii) survive the transfer of securities and (iii) survive the termination of this Agreement.

;;(e);Right to Contribution. If the indemnification provided for in this Section 7 is unavailable to, or insufficient to hold harmless, an indemnified party under Section 7(a) or Section 7(b) above in respect of any Losses referred to in such Sections, then each applicable indemnifying party shall have an obligation to contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and of the Holder, on the other, in connection with the Misstatement/Omission or violation which resulted in such Losses, taking into account any other relevant equitable considerations. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include, subject to the limitations set forth in Section 8(c) above, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation, lawsuit or legal or administrative action or proceeding.

;The relative fault of the Company, on the one hand, and of the Holder, on the other, shall be determined by reference to, among other things, whether the relevant Misstatement/Omission or violation relates to information supplied by the Company or by the Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such Misstatement/Omission or violation.

;The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Section 7(e) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 7(e), a Holder shall not be required to contribute any amount in excess of the amount by which (i) the amount (net of payment of all expenses) at which the securities that were sold by such Holder and distributed to the public were offered to the public exceeds (ii) the amount of any damages which such Holder has otherwise been required to pay by reason of such Misstatement/Omission or violation.

;No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

;Section 8.;Rules 144 and 144A.

;The Company shall timely file the reports required to be filed by it under the Securities Act and the Exchange Act (including but not limited to the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c) of Rule 144 adopted by the Commission under the Securities Act) and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the request of any holder of Registrable Securities, make publicly available other information) and will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 and Rule 144A under the Securities Act, as such Rules may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission.

;Section 9.;Underwritten Registrations.

;;(a);No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, customary indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided, that, no Holder included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding such Holder and such Holder's intended method of distribution.

;;(b);If any of the Registrable Securities covered by any Registration Statement are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will manage the offering will be selected by, and the underwriting arrangements with respect thereto will be approved by, the Company; provided, however, that such investment bankers and managers and underwriting arrangements must be reasonably satisfactory to the Holders of the majority of Registrable Securities to be included in such offering.

;Section 10.;Covenants of Holders.

;Each of the Holders hereby agrees (a) to cooperate with the Company and to furnish to the Company all such information regarding such Holder, its ownership of Registrable Securities and the disposition of such securities in connection with the preparation of the Registration Statement and any filings with any state securities commissions as the Company may reasonably request, (b) to the extent required by the Securities Act, to deliver or cause delivery of the Prospectus contained in the Registration Statement, any amendment or supplement thereto, to any purchaser of the Registrable Securities covered by the Registration Statement from the Holder and (c) if requested by the Company, to notify the Company of any sale of Registrable Securities by such Holder.

;Section 11.;Miscellaneous.

;;(a);No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with, adversely effects or violates the rights granted to the Holders in this Agreement; it being understood that the granting of additional demand or piggyback registration rights with respect to capital stock of the Company shall not be deemed inconsistent with or adverse to the rights granted to Holders hereunder, and the rights of the Holders shall be subject to any such additional grants.

;;(b);Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and hereby agree to waive the defense in any action for specific performance or injunctive relief that a remedy at law would be adequate. Accordingly, any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

;;(c);Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement, including the provisions of this sentence, may be amended, modified, supplemented or waived only upon the prior written consent of the Company and Holders of a majority of the outstanding Registrable Securities.

;;(d);Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The Holders may assign all rights under this agreement; provided, however, that no Holder may transfer or assign its rights hereunder unless such transferring Holder shall, prior to any such transfer, obtain from the transferee a joinder agreement in a form reasonably satisfactory to the Company and deliver a copy of such joinder agreement to the Company and to the Holders. Only persons (other than the initial Stockholders hereto) that execute a joinder agreement shall be deemed to be Holders. The Company shall be given written notice by the transferring Holder at the time of the transfer stating the name and address of the transferee and identifying the Registrable Securities transferred, provided, that, failure to give such notice shall not affect the validity of such transfer or assignment.

;;(e);Termination of Registration Rights. The rights of any Holder to cause the Company to register Registrable Securities under this Agreement shall terminate with respect to such Holder as soon as such Holder is legally able to dispose of all of its Registrable Securities in one transaction pursuant to Rule 144 under the Securities Act.

;;(f);Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

;;(g);Counterparts. This Agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but each of which when so executed shall be deemed to be an original and all such counterparts taken together shall constitute one and the same Agreement.

;;(h);Descriptive Headings: Interpretation. The descriptive headings of this Agreement are inserted for convenience of reference only and shall not limit or otherwise affect the meaning hereof. The use of the word "including" in this Agreement shall be by way of example rather than by limitation.

;;(i);Notices. All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and shall be given by personal delivery, by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, or by facsimile transmission, as follows (or to such other address as any party may give in a notice given in accordance with the provisions hereof):

;If to the Company:

COMSYS IT Partners, Inc.

4400 Post Oak Parkway

Suite 1800

Houston, TX 77027

Attention: General Counsel

Facsimile: 713-386-1504

;with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue

Suite 4100

Dallas, TX 75201

Attention: Seth R. Molay, P.C.

Facsimile: 214-969-4343

;If to a Stockholder, to the fax number or the address set forth for such Stockholder on the Exhibits hereto, with copies as set forth therein.

All notices, requests or other communications will be effective and deemed given only as follows: (i) if given by personal delivery, upon such personal delivery, (ii) if sent by certified or registered mail, on the fifth business day after being deposited in the United States mail, (iii) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, (iv) if sent by facsimile, upon the transmitter's confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient's time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day. Notices, requests and other communications sent in any other manner, including by electronic mail, will not be effective.

;;(j);GOVERNING LAW; SUBMISSION TO JURISDICTION. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of any federal court located in the State of Delaware or any Delaware state court solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in the Section on notices above or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

;EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

;;(k);Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

;IN WITNESS WHEREOF the parties hereto have or have caused this Registration Rights Agreement to be duly executed as of the date first above written

THE COMPANY:

Venturi Partners, Inc.

By:;/s/ Illegible

Name:;;

Title:;;

THE STOCKHOLDERS:

Wachovia Investors, Inc.

By:;/s/ Courtney Rountree;

Name:;Courtney Rountree;

Title:;Vice President

GTCR Fund VI, L.P.

By:;/s/ Dan Yih

Name:;Dan Yih

Title:;Principal

GTCR VI Executive Fund, L.P.

By:;/s/ Dan Yih

Name:;Dan Yih

Title:;Principal

GTCR Associates VI

By:;/s/ Dan Yih

Name:;Dan Yih

Title:;Principal

J.P. Morgan Direct Corporate Finance Institutional Investors LLC

By:;J.P. Morgan Chase Bank as Investment Advisor

By:;/s/ Eliot H. Powell;

Name:;Eliot H. Powell;

Title:;Vice President

J.P. Morgan Direct Corporate Finance Private Investors LLC

By:;J.P. Morgan Investment Management Inc. as Investment Advisor

By:;/s/ Eliot H. Powell;

Name:;Eliot H. Powell;

Title:;Vice President

Old Trafford Investment Pte. Ltd.

By:;/s/ Lim Hock Tay;

Name:;Lim Hock Tay

Title:;Director

522 Fifth Avenue Fund, L.P.

By:;J.P. Morgan Investment Management Inc. as Investment Advisor

By:;/s/ Eliot H. Powell;

Name:;Eliot H. Powell;

Title:;Vice President

;/s/ Michael T. Willis;

;Michael T. Willis, individually

;/s/ David L. Kerr;

;David L. Kerr, individually

;/s/ Margaret G. Reed;

;Margaret G. Reed, individually

;/s/ Joseph C. Tusa;

;Joseph C. Tusa, individually

;/s/ Albert S. Wright IV

;Albert S. Wright IV, individually

;/s/ Mark R. Bierman;

;Mark R. Bierman, individually

;/s/ Jeffrey J. Weiner;

;Jeffrey J. Weiner, individually

;/s/ Bernice L. Arceneaux

;Bernice L. Arceneaux, individually

EXHIBIT A

Wachovia Group
Name	Address/Facsimile
Wachovia Investors, Inc.	Wachovia Capital Partners 301 South College Street, TW-12 Charlotte, NC 28202-0732 Facsimile: (704) 374-4709

EXHIBIT B

Junior Securities Group
Name	Address/Facsimile
GTCR Fund IV, L.P.	GTCR Golder Rauner, LLC 6100 Sears Tower Chicago, IL 60606-6402 Facsimile: (312) 382-2201
GTCR VI Executive Fund, L.P.	GTCR Golder Rauner, LLC 6100 Sears Tower Chicago, IL 60606-6402 Facsimile: (312) 382-2201
GTCR Associates VI	GTCR Golder Rauner, LLC 6100 Sears Tower Chicago, IL 60606-6402 Facsimile: (312) 382-2201
J.P. Morgan Direct Corporate Finance Institutional Investors LLC	J.P. Morgan Investment Mgmt., Inc. 522 Fifth Avenue, 15th Floor New York, NY 10036 Facsimile: (212) 837-1301
J.P. Morgan Direct Corporate Finance Private Investors LLC	J.P. Morgan Investment Mgmt., Inc. 522 Fifth Avenue, 15th Floor New York, NY 10036 Facsimile: (212) 837-1301
Old Trafford Investment Pte. Ltd.	GIC Special Investments, Pte. Ltd. 156 W. 56th Street, Suite 1900 New York, NY 10019 Facsimile: (212) 468-1901
522 Fifth Avenue Fund, L.P.	J.P. Morgan Investment Mgmt., Inc. 522 Fifth Avenue, 15th Floor New York, NY 10036 Facsimile: (212) 837-1301

EXHIBIT C

Comsys Management Group

Name	Address/Facsimile

Michael T. Willis	4400 Post Oak Parkway, Suite 1800 Houston, TX 77027 Facsimile: (713) 627-9249
David L. Kerr	4400 Post Oak Parkway, Suite 1800 Houston, TX 77027 Facsimile: (713) 386-1500
Margaret G. Reed	4400 Post Oak Parkway, Suite 1800 Houston, TX 77027 Facsimile: (713) 386-1504
Joseph C. Tusa, Jr.	4400 Post Oak Parkway, Suite 1800 Houston, TX 77027 Facsimile: (713) 386-1428
Albert S. Wright IV	4400 Post Oak Parkway, Suite 1800 Houston, TX 77027 Facsimile: (713) 386-1402
Jeffrey J. Weiner	4400 Post Oak Parkway, Suite 1800 Houston, TX 77027 Facsimile: (713) 386-1409
Mark R. Bierman	4 Research Place, #300 Rockville, MD 20850 Facsimile: (866) 741-2440
Bernice L. Arceneaux	4400 Post Oak Parkway, Suite 1800 Houston, TX 77027 Facsimile: (713) 627-9249